PROSPECTUS SUPPLEMENT No. 1	Filed Pursuant to Rule 424(b)(3)
Dated August 15, 2025	Registration No. 333-289222
(To Prospectus dated August 11, 2025)

CAPSTONE HOLDING CORP.

4,081,672 Shares of Common Stock

This Prospectus Supplement No.1 (this “Prospectus Supplement No. 1”) relates to the offer and resale from time to time by the selling stockholder identified in the prospectus dated August 11, 2025 (the “Final Prospectus”) of up to an aggregate of 4,081,672 shares of common stock, par value $0.0005 per share (the “Common Stock”), of Capstone Holding Corp., a Delaware corporation (the “Company,” “we,” “us,” “our”), consisting of 4,081,672 shares issuable upon conversion of the convertible note (the “Note”), in the principal amount of $3,272,966 issued pursuant to the securities purchase agreement, dated July 29, 2025 (the “Purchase Agreement”). The number of shares issuable upon conversion of the convertible note is based on a fixed conversion price of $1.72 per share (the “Conversion Price”).

This Prospectus Supplement No. 1 should be read together with the Final Prospectus and this Prospectus Supplement No. 1 is qualified by reference to the Final Prospectus (collectively, the “Prospectus”), except to the extent that the information in this Prospectus Supplement No. 1 updates and supersedes the information contain in the Final Prospectus. This Prospectus Supplement No. 1 is not complete without and may not be delivered or utilized except in conjunction with, the Final Prospectus, including any amendments thereto.

On August 14, 2025, pursuant to Section 7(h) of the Note, the Company and the Buyer agreed, pursuant to a Conversion Price Voluntary Adjustment Notice signed by both parties, to reduce the Conversion Price of the Note to $1.00 starting on August 15, 2025 through the maturity date of the Note. The Buyer may not convert more than $1,363,736 of principal amount of the Note at the new Conversion Price of $1.00.

This Prospectus Supplement No. 1 includes the attached Current Report on Form 8-K of the Company dated and filed by the Company with the Securities and Exchange Commission on August 15, 2025.

Shares of our Common Stock are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CAPS”.

You should rely only on the information contained in this prospectus, contained in the other documents that are incorporated by reference into this prospectus, or contained in any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered hereby, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 14, 2025

CAPSTONE HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-33560	86-0585310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5141 W. 122nd Street

Alsip, IL 60803

(Address of principal executive offices)

Registrant’s telephone number, including area code: (708) 371-0660

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0005 per share	CAPS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on July 29, 2025, Capstone Holding Corp. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Buyer”), pursuant to which the Company authorized the issuance of senior secured convertible notes to the Buyer, in the aggregate original principal amount of up to $10,909,885, which are being issued with a 8.34% original issue discount (each, a “Convertible Note”). The first Convertible Note was issued in the original principal amount of approximately $3,272,966 (the “Note”). The Convertible Notes are convertible into shares of common stock, $0.0005 par value per share (the “Common Stock”), in certain circumstances in accordance with the terms of the Convertible Notes at an initial conversion price per share of $1.72 (the “Conversion Price)”.

Pursuant to an effective registration statement on Form S-1 (File No. 333-289222), the Company registered 4,081,672 shares of Common Stock issuable upon conversion of the Convertible Notes.

On August 14, 2025, pursuant to Section 7(h) of the Note, the Company and the Buyer agreed, pursuant to a Conversion Price Voluntary Adjustment Notice signed by both parties, to reduce the Conversion Price of the Note to $1.00 starting on August 15, 2025 through the maturity date of the Note. The Buyer may not convert more than $1,363,736 of principal amount of the Note at the new Conversion Price of $1.00.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibits
10.1	Conversion Price Voluntary Adjustment Notice
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2025	Capstone Holding Corp.

	By:	/s/ Matthew E. Lipman
	Name:	Matthew E. Lipman
	Title:	Chief Executive Officer

Exhibit 10.1

August 14, 2025

3i, LP
2 Wooster Street, 2nd Floor,
New York, New York 10013.
Attn: Maier Joshua Tarlow, Manager of 3i Management, LLC, the general partner of 3i, LP

Re:	Conversion Price Voluntary Adjustment Notice

Dear Sirs:

Reference is made to (a) that certain Securities Purchase Agreement dated as of July 29, 2025 (the “Purchase Agreement”) between Capstone Holding Corp. (the “Company”) and the purchaser identified therein (the “Investor”), (b) that certain senior secured convertible note of the Company with a 8.34% original issue discount issued to the Investor (the “Note”), and (c) the other transaction documents, as modified from time to time, referred to collectively, as the “Transaction Documents”. Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement, or if not defined therein, in the Note, or if not defined therein, in the applicable Transaction Document, in each case as of the date hereof.

This letter agreement (this “Letter Agreement”) confirms our recent discussions about, among other matters, certain modifications to the Note.

Pursuant to Section 7(h) of the Note, the Company hereby reduces the Conversion Price of the Note to $1.00 starting on August 15, 2025 through the Maturity Date of the Note. Any conversion which occurs shall be voluntary at the election of the Investor, which shall evidence its election as to the note being converted in writing on a conversion notice.

The Investor may not convert more than $1,363,736 of Principal Amount of the Note at the Conversion Price of $1.00 starting on August 15, 2025 through the Maturity Date of the Note.

This Letter Agreement is a Transaction Document and is limited as written. As of the date first written above, each reference in the Purchase Agreement or any other applicable Transaction Document to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the other Transaction Documents to such Purchase Agreement or other Transaction Documents (including, without limitation, by means of words like “thereunder,” “thereof” and words of like import), shall refer to the Purchase Agreement as modified thereby, and this Letter Agreement and the Purchase Agreement shall be read together and construed as a single agreement. The execution, delivery and effectiveness of this Letter Agreement shall not, except as expressly provided herein, (A) waive or modify any right, power or remedy under, or any other provision of, any Transaction Document or (B) commit or otherwise obligate the Investor to enter into or consider entering into any other amendment, waiver or modification of any Transaction Document.

All communications and notices hereunder shall be given as provided in the Transaction Documents. This Letter Agreement (a) shall be governed by and construed in accordance with the law of the State of New York, (b) is for the exclusive benefit of the parties hereto and the beneficiaries of the Purchase Agreement and, together with the other Transaction Documents, constitutes the entire agreement of such parties, superseding all prior agreements among them, with respect to the subject matter hereof, (c) may be modified, waived or assigned only in writing and only to the extent such modification, waiver or assignment would be permitted under the Transaction Documents (and any attempt to assign this Letter Agreement without such writing shall be null and void), (d) is a negotiated document, entered into freely among the parties upon advice of their own counsel, and it should not be construed against any of its drafters and (e) shall survive the satisfaction or discharge of the amounts owing under the Transaction Documents. The fact that any term or provision of this Letter Agreement is held invalid, illegal or unenforceable as to any person in any situation in any jurisdiction shall not affect the validity, enforceability or legality of the remaining terms or provisions hereof or the validity, enforceability or legality of such offending term or provision in any other situation or jurisdiction or as applied to any person.

This Letter Agreement is expressly conditioned on the following conditions precedent:

●	The Company’s Board of Directors shall have approved this Letter Agreement and all undertakings thereto in all respects and shall provide written evidence of the same to the Investors by August 14, 2025; and

●	The Company shall have verified and confirmed with its transfer agent that there are no impediments to the issuance of shares as a result of this Letter Agreement.

Kindly confirm your agreement with the above by signing in the space indicated below and by PDFing a partially executed copy of this letter to the undersigned, and which may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

Very truly yours,

Capstone Holding Corp.

By:	/s/ Matthew Lipman
Name:	Matthew Lipman
Title:	Chief Executive Officer

AGREED AND ACCEPTED:

3i, LP
By: 3i Management LLC, As General Partner

By:	/s/ Maier J. Tarlow
Name:	Maier J. Tarlow
Title:	Manager